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SEC FILE NUMBER
8-39877

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRI Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) Minnesota (State) 55101-2098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Baston 651-665-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

4200 Norwest Center (Address) Minneapolis, (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, Inc., as of December 31, ~~19~~x 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


BLAINE D. WESTBERG
NOTARY PUBLIC – MINNESOTA
My Comm. Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
C.R.I. Securities, Inc.:

We have audited the accompanying statement of financial condition of C.R.I. Securities, Inc. (the Company) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R.I. Securities, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2002



C.R.I. SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$ 251,149
Commissions receivable	175,004
Accounts receivable	7,868
Due from affiliates	44,258
Prepaid asset	2,000
Deposit with clearing organization	25,000
Secured demand note receivable	20,000
Securities inventory	45,802
	$ 571,081

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 92,159
Accounts payable	3,313
Due to affiliates	288,307
Interest payable	1,500
Securities inventory payable	45,802
	431,081
Liabilities subordinated to claims of general creditors	20,000
Stockholders' equity:	
Common stock, no par value; authorized 25,000 shares; issued and outstanding 100 shares	120,000
	$ 571,081

See accompanying notes to financial statements.

C.R.I. SECURITIES, INC.

Statement of Operations

For the year ended December 31, 2001

Revenue	
Commissions	$ 5,017,067
Expenses	
Commissions	3,396,404
Management and administrative fees paid to owners	1,419,361
Fees paid to owners	200,102
Interest expense	1,200
	5,017,067
Net income	$ 0

See accompanying notes to financial statements.

C.R.I. SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2001

	Common stock	Total stockholders' equity
Balances at December 31, 2000	$ 120,000	$ 120,000
Net income	-	-
Balances at December 31, 2001	$ 120,000	$ 120,000

See accompanying notes to financial statements.

C.R.I. SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims and General Creditors

For the year ended December 31, 2001

Subordinated liabilities at December 31, 2000 and 2001	$ 20,000

See accompanying notes to the financial statements.

C.R.I. SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 0
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables, net	(5,078)
Increase in due from affiliates	(43,983)
Increase in commissions payable	22,860
Increase in due to affiliates	163,399
Increase in securities inventory payable	45,802
Decrease in other payables	(68,703)
Net cash provided by operating activities	114,297
Cash flows from investing activities:	
Purchase of securities	(45,802)
Net cash used in investing activities	(45,802)
Increase in cash	68,495
Cash at beginning of year	182,654
Cash at end of year	$ 251,149

See accompanying notes to the financial statements.

C.R.I. SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

(1) Nature of Business

C.R.I. Securities, Inc. (the Company), incorporated on May 29, 1988, is a joint venture between MIMLIC Imperial Corporation (Imperial), a 50% owner, and certain outside owners. Imperial is a wholly-owned subsidiary of Enterprise Holding Corporation, which in turn is a wholly-owned subsidiary of the Minnesota Life Insurance Company (Minnesota Life).

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Securities Inventory

In the normal course of business the Company periodically holds positions in its brokerage account. These positions represent various incomplete transactions at the brokerage. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is recognized as earned. As commission income is recognized, the related commission expense due to sales agents is also recognized.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the balance sheet date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

Because the Company acts as a conduit to pass through commission income, such income is equal to commission expense, management and administrative fees, operating expenses, interest expense and fees paid to owners. Accordingly, there are no earnings retained by the Company, nor is there a provision for income taxes.

(4) Related Party Transactions

All operating costs of the Company are paid by Securian Financial Services, Inc., formerly known as Ascend Financial Services, Inc., an affiliate of the Company, and certain outside parties. Securian Financial Services, Inc. incurs all operating expenses and is reimbursed by the Company and certain outside parties for their respective shares. During 2001, $229,318 was paid to Securian Financial Services, Inc. as reimbursement of operating costs, of which $56,095, included in due to affiliates, was payable to Securian Financial Services, Inc. at December 31, 2001.

Under the joint venture agreement, fees are paid to Imperial and a certain outside owner. During the year ended December 31, 2001 these fees totaled $200,102. At December 31, 2001, $36,548 of such fees was included in due to affiliates.

Under the joint venture agreement, a company affiliated with the outside owners received management and administrative fees for services performed. For the year ended December 31, 2001, these management and administrative fees were $1,190,043, of which $195,664 was included in due to affiliates at year end.

(5) Secured Demand Note Receivable

The secured demand note receivable is non-interest bearing and collateralized by securities pledged by an outside stockholder of the Company. As of December 31, 2001, the pledged securities had a market value of $74,443. The note receivable, which is scheduled to mature on September 29, 2002, is directly related to the $20,000 interest-bearing note payable (see note 6) and is callable if net capital falls below 120% of the minimum capital required under Rule 15c3-1 of the Securities and Exchange Commission.

(6) Liabilities Subordinated to Claims of General Creditors

Borrowings under a subordination agreement at December 31, 2001 are as follows:

Note payable, 6.00%, due September 29, 2002	$20,000

For the year ended December 31, 2001, interest expense was $1,200. At December 31, 2001, interest payable was $1,500.

This subordinated liability is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is therefore available in computing net capital. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $79,004 and $50,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 5.5 to 1 at December 31, 2001.

C.R.I. SECURITIES, INC.

Notes to Financial Statements, Continued

(8) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule 1

C.R.I. SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001

Stockholders' equity	$	120,000
Liabilities subordinated to claims of general creditors allowable in computation of net capital		20,000
		140,000
Deductions - nonallowable assets:		
Due from affiliate		44,258
Accounts receivable		7,868
Prepaid asset		2,000
Net capital before haircuts on securities		85,874
Haircuts on securities		6,870
Net capital	$	79,004
Total aggregate indebtedness	$	431,081
Net capital	$	79,004
Minimum capital required to be maintained (the greater of $50,000 or 6 2/3% of aggregate indebtedness of $431,081)		50,000
Net capital in excess of requirement	$	29,004
Ratio of aggregate indebtedness to net capital		5.5 to 1
120% of minimum net capital	$	60,000

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
C.R.I. Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of C.R.I. Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or the practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2002


KPMG


RECD S.E.C.
MAR 1 2002
080

C.R.I. SECURITIES, INC.

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2001